

Mail Stop 4720

September 23, 2016

Mr. Rick L. Weller
Chief Financial Officer
Euronet Worldwide, Inc.
3500 College Boulevard
Leawood, Kansas 66211

> **Re: Euronet Worldwide, Inc.**
> **Form 8-K Filed April 27, 2016**
> **Response Dated August 3, 2016**
> **File No. 001-31648**

Dear Mr. Weller:

We have reviewed your August 3, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2016 letter.

Form 8-K Filed on April 27, 2016

Exhibit 99.1 – Press Release

1.   We have reviewed your response to our comment and believe it would be appropriate to use more descriptive titles to describe the non-GAAP financial measures, Adjusted Cash Earnings per Share and Adjusted Cash Earnings, perhaps by eliminating the use of the word "cash" in the title. Please revise future filings accordingly.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3291 if you have questions.

Sincerely,

/s/ H. Stephen Kim

H. Stephen Kim
Assistant Chief Accountant
Office of Financial Services